6-K UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                January 16, 2003

                             BASF AKTIENGESELLSCHAFT
             (Exact name of Registrant as Specified in its Charter)

                                BASF CORPORATION
                 (Translation of Registrant's name into English)

               Carl Bosch Strasse 38, LUDWIGSHAFEN, GERMANY 67056
                    (Address of Principal Executive Offices)

                       Indicate by check mark whether the
                          Registrant files or will file
                         annual reports under cover Form
                                20-F or Form 40-F
                              Form 20-F X Form 40-F


                Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
   Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
                                     1934.
                                    Yes No X


       If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82- .


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BASF Aktiengesellschaft
D-67056 Ludwigshafen




Allianz Aktiengesellschaft, KoniginstraBe 28, 80802 Munich, Germany, has notified us according to Articles 21 para 1, 24 WpHG (German Law on Security Trading) that on December 23, 2002 the share of the Allianz
Lebensversicherungs-AG, Stuttgart, ReinsburgstraBe 19, 70178 Stuttgart, Germany, in the voting rights in our company has fallen below the limit of 5 % and that this voting right share now amounts to 4.43 %.


Ludwigshafen, January 14, 2003

BASF Aktiengesellschaft


The Board of Executive Directors

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            BASF Aktiengesellschaft


Date: January 16, 2003      By: /s/ Elisabeth Schick
                                ------------------------------------
                                Name: Elisabeth Schick
                                Title: Director Site Communications Ludwigshafen and Europe


                            By: /s/ Christian Schubert
                                ------------------------------------
                                Name: Christian Schubert
                                Title: Director Corporate Communications
                                BASF Group


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